Exhibit 21

LIST OF SUBSIDIARIES

The following is a list of all subsidiaries of Trustmark as of December 31, 2006, and the jurisdiction in which each was organized. Each subsidiary does business under its own name.

Name	Jurisdiction Where Organized
Trustmark National Bank	Mississippi
F. S. Corporation	Mississippi
First Building Corporation	Mississippi
Somerville Bank & Trust Company	Tennessee
Trustmark Preferred Capital Trust I	Delaware
Republic Bancshares Capital Trust I	Delaware
Trustmark Securities, Inc. (1)	Mississippi
The Bottrell Insurance Agency, Inc. (1)	Mississippi
Trustmark Investment Advisors, Inc. (1)	Mississippi
TRMK Risk Management, Inc. (1)	Mississippi
Fisher-Brown, Incorporated (1)	Florida

(1) Subsidiary of Trustmark National Bank.

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